SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

GUARANTY FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

40108N106

(CUSIP Number)

Michael G. Smith

c/o TRT Holdings, Inc.

600 East Colinas Road

Suite 1900

Irving, Texas 75039

(214) 283-8516

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40108N106

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TRT Financial Holdings, LLC 26-2685852

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-

	8	Shared Voting Power 7,423,333(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,423,333(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,333(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person (See Instructions) 00

(1)  See Item 5.

CUSIP No. 40108N106

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Robert B. Rowling

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-

	8	Shared Voting Power 7,423,333(1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,423,333(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,423,333(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person (See Instructions) IN

(1)  See Item 5.

CUSIP No. 40108N106

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and restates the Schedule 13D initially filed on June 9, 2008 (the “Original Filing”) relating to the Common Shares, par value $1.00 (the “Common Shares”), of Guaranty Financial Group, Inc. (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.   Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Common Shares is to pursue a passive investment in the Issuer.

The Reporting Persons have, except as otherwise set forth below or as described under Item 6, no present plans or proposals that relate to or that would result in any of the following actions:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Under Section 9(c) of the Investment Agreement by and between TRT and the Issuer dated May 26, 2008 (the “Investment Agreement”), TRT will, for so long as it beneficially owns at least 10% of the outstanding Common Shares, have the right to appoint a representative to the Issuer’s Board of Directors.  The Issuer shall be required to recommend to its stockholders the election of this board representative at the Issuer’s annual meeting, subject to applicable law.  A copy of the Investment Agreement was filed by the Issuer with the SEC as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K

CUSIP No. 40108N106

of May 27, 2008, and is incorporated herein by reference.  TRT designated Mr. Rowling as its board representative and Mr. Rowling was appointed to the Board of Directors on May 30, 2008.

Additionally, under the terms of the Investment Agreement, TRT has the right to participate pro rata in any subsequent offerings by the Issuer of Common Shares or securities convertible into Common Shares.  TRT has, as of the date of this Amendment, respectfully exercised its right to participate in a sale of convertible preferred stock of the Issuer and assigned its participation right to Rowling Family Properties, Ltd. (“RFP”), an entity affiliated with Mr. Rowling, as to a sale of units comprised of subordinated debt instruments issued by the Issuer’s subsidiary and convertible preferred stock, in which RFP elected to participate.  Both transactions are described in greater detail under Item 5, below.  Reporting Persons and/or entities affiliated with one or more Reporting Persons have entered into agreements to participate in such issuances, as described in greater detail under Item 6, below.

In connection with the acquisition of the Common Shares of the Issuer,  the Reporting Persons and certain of their affiliates entered into an Agreement for Rebuttal of Rebuttable Determination of Control  (the  “Rebuttal  of  Control  Agreement”)  with the  Office  of  Thrift Supervision (the “OTS”),  substantially in the form required by OTS regulations at 12 C.F.R. Part 574. Under the Rebuttal of Control Agreement,  unless otherwise approved by the OTS,  the  Reporting  Persons and certain of their affiliates are obligated not to:

•                  Seek or accept  representation of more than one member of the board directors of the Issuer’s principal  savings  bank  subsidiary, Guaranty Bank (“Guaranty Bank”) or any holding company thereof;

•                  Have or seek to have any  representative  serve as the chairman of the board of directors,  or chairman of an executive or similar  committee of Guaranty  Bank and any holding company thereof’s board of directors or as president or chief executive officer of Guaranty Bank and any holding company thereof;

•                  Engage in any intercompany transaction with the Issuer or the Issuer's affiliates, except that the Issuer and TRT have entered into an agreement whereby TRT has the right to participate in a rights offering along with other shareholders of the Issuer and to purchase convertible preferred shares of the Issuer;

•                  Propose  a  director  in  opposition  to  nominees   proposed  by  the management  of Guaranty  Bank and any holding company thereof for the board of directors of Guaranty Bank and any holding company thereof, other than as permitted above;

•                  Solicit  proxies or  participate in any  solicitation  of proxies with respect  to any matter  presented  to the  stockholders  of the Issuer other  than  in  support  of,  or in  opposition  to,  a  solicitation conducted on behalf of management of the Issuer;

•                  Do any of the following, except as necessary solely in connection with the performance of duties by TRT’s representative as a member of the Issuer's board of directors:

(a)                                 Influence  or attempt to influence in any respect the loan and credit  decisions or policies of the Issuer, the pricing of services, any personnel decisions, the location of any offices,  branching,  the hours of operation or similar activities of the Issuer;

CUSIP No. 40108N106

(b)                                Influence  or attempt to influence  the dividend  policies and practices of the Issuer or any  decisions or  policies of the Issuer as to the offering or exchange of any securities;

(c)                                 Seek to amend, or otherwise take action to change, the bylaws,  articles  of  incorporation,  or  charter  of  the  Issuer;

(d)                                Exercise,  or attempt to  exercise,  directly  or  indirectly, control  or  a  controlling  influence  over  the  management, policies  or  business  operations  of the Issuer; or

(e)                                 Seek or accept access to any non-public information concerning the Issuer;

•                  Assist,  aid or  abet  any of the Issuer’s  affiliates or associates that are not parties to the Rebuttal of Control Agreement to act, or act in concert with any person or  company,  in a manner which is  inconsistent  with  the  terms of the Rebuttal of Control Agreement or which constitutes an attempt to evade the requirements therein; or

•                  Acquire any additional shares of Voting Stock (as defined in the OTS Regulations) of the Issuer in excess of the shares contemplated by the Rebuttal of Control Agreement without first making any required filing or notice under the Change of Control Act or the Savings and Loan Holding Company Act and receiving either approval of the acquisition under the Savings and Loan Holding Company Act or clearance of any notice filed under the Change of Control Act in accordance with the OTS Regulations;

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments.  As a part of such evaluation, one or both of the Reporting Persons, or their respective agents, may participate in meetings or hold discussions with the Issuer’s management, other stockholders and other persons, in which discussions the Reporting Persons or their agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.	Interest in Securities of the Issuer.

(a)           Pursuant to Rule 13d-3(a), at the close of business on July 21, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 7,423,333 of the Common Shares, which constitute approximately 16.6% of the 44,726,599 Common Shares issued and outstanding as of the close of business on June 16, 2008.  TRT directly owns the Common Shares of Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the voting  membership interests of TRT.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)           The exclusive transaction in the Issuer’s Common Shares by the Reporting Persons in the 60 days prior to the filing of this Amendment was the sale of 7,423,333 Common Shares by the Issuer to TRT for an aggregate purchase price of $38,378,630.68, or approximately $5.17 per share, on May 30, 2008.  The purchase was effected by means of a private placement.

(d)           Not applicable.

CUSIP No. 40108N106

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of being the sole holder of the voting membership interests of TRT, Mr. Rowling may be deemed to have the power to direct the vote or disposition of the Common Shares reported in Item 5(a) and the Preferred Shares reported under this Item.  By virtue of being the president and a director of the general partner of RFP, Mr. Rowling may be deemed to have or share the power to direct the vote or disposition of the Preferred Shares held by RFP.

On July 21, 2008, TRT, as part of a private placement to TRT and certain unaffiliated investors (the “Preferred Offering”), purchased 1,103,242 shares of the Issuer’s Series B Mandatory Convertible Perpetual Cumulative Preferred Stock, par value $0.01 per share (the “Preferred Stock”).  TRT’s purchase represents 19.9% of the total Preferred Stock sold by the Issuer in the Preferred Offering.

Additionally, on July 21, 2008, RFP, in a private placement to RFP and certain unaffiliated investors (the “Sub-Debt Offering”), purchased from the Issuer  units (“Units”) consisting of a subordinated debt instrument issued by Guaranty Bank, together with a fraction of a share of Preferred Stock.  RFP purchased 19.9% of the Units sold in the Sub-Debt Offering, and acquired 126,962 shares of Preferred Stock in connection therewith.

The Preferred Stock acquired by TRT in the Preferred Offering and RFP in the Sub-Debt Offering, as well as any shares of Preferred Stock which may be hereafter acquired, either as a result of the Top-Off Right (as defined below) or otherwise, is mandatorily convertible into Common Shares upon approval of the Issuer’s stockholders and the Issuer’s primary federal banking regulator.  Subject to certain provisions for adjustment of the conversion price as set forth in the Certificate of Designations, each share of Preferred Stock will convert to Common Shares on an initial basis of  ten (10) Common Shares for each share of Preferred Stock.  Except under certain limited circumstances as set forth in the Certificate of Designations or as required under applicable law, shares of Preferred Stock have no voting rights prior to conversion.  A copy of the certificate of designations for the Preferred Stock was filed by the Issuer with the SEC as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed July 11, 2008, and is incorporated herein by reference.

Under the terms of the Investment Agreement, on September 29, 2008, TRT shall purchase additional shares of Preferred Stock such that, upon conversion of the Preferred Stock, TRT will hold 19.9% of the Common Shares on a fully-diluted basis (the “Top-Off Right”).  The per share purchase price of the Preferred Stock to be purchased by TRT pursuant to the Top-Off right will be the lower of $51.70 per share and the as-converted per share price at which any class or series of convertible preferred stock is issued by the Issuer to any third party on or prior to September 29, 2008, subject to any stock split, reverse stock split, stock dividend or other combination or division affecting the Common Shares.

The description of the Agreements set forth in Item 4 is hereby incorporated by reference into this Item 6.

Otherwise, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

CUSIP No. 40108N106

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  July 23, 2008

For TRT Financial Holdings, LLC

By:	/s/ Robert B. Rowling
Name:	Robert B. Rowling
Title:	Managing Member

/s/ Robert B. Rowling
Name:	Robert B. Rowling

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).